July 29, 2021

David Gessert

Staff Attorney

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Jackson Financial Inc.

Amendment No. 3 to Form 10

Filed July 14, 2021

File No. 001-40274

Dear Mr. Gessert:

This letter sets forth the responses of Jackson Financial Inc. (the “Registrant”) to the comments contained in the letter, dated July 28, 2021, of the staff of the U.S. Securities and Exchange Commission (the “Staff”), relating to Amendment No. 3 to the Registration Statement on Form 10, filed by the Registrant on July 14, 2021 (“Amendment No. 3” and, as amended, the “Registration Statement”). The comments of the Staff are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 4.

Amendment No. 3 to Form 10 Filed July 14, 2021

Exhibit 99.1

Non-GAAP Financial Measures - Adjusted Operating Earnings, page 108

1.

We note your disclosure in the last bullet on page 109 for the income tax adjustment to your net income to calculate the presented non-GAAP measure. Please provide us your calculation for operating income taxes for each period presented and explain how the calculation is consistent with your current disclosure, or revise to more clearly explain how the presented adjustment amount is determined.

David Gessert	2	July 29, 2021

In response to the Staff’s comment, the Registrant has revised the disclosure in the last bullet to explain more clearly how the presented adjustment amount is determined.

Assets and Liabilities Measured at Fair Value on a Recurring Basis, page F-54

2.	Please revise to quantify the amount of the Athene embedded derivative in footnote (2).

In response to the Staff’s comment, the Registrant has quantified the amount of the Athene embedded derivative in footnote (2).

Note 8. Reinsurance, page F-63

3.

We note that “Net realized gains (losses) on funds withheld payable under reinsurance treaties” for 2020 totaled $1,349.3 million on page F-66 but a very similar line item description totaled ($439.7) million on page F-9. Please tell us why the amounts are different and revise disclosure as needed.

In response to the Staff’s comment, the Registrant advises the Staff that the amount on page F-9 of $(439.7) million represents net realized (gains) losses on funds withheld reinsurance treaties which amount agrees to the total amount for the table of gains (losses) on funds withheld reinsurance treaties on page F-66. The amount on page F-66 of $(1,349.3) million represents the net gains (losses) on funds withheld payable under reinsurance treaties, which only represents the payable component and not the entire amount. Please note that this total amount of $(439.7) million also agrees to the net losses on derivatives and investments table on page F-36 for the net realized gains on fund withheld reinsurance treaties.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375.

Best Regards,

/s/ Peter J. Loughran

Peter J. Loughran

David Gessert	3	July 29, 2021

cc:	Susan Block

Michael Volley

Amit Pande

U.S. Securities and Exchange Commission

Julia Goatley

Jackson Financial Inc.

Enclosures